

November 17, 2014

Via E-mail
Mr. Thomas J. Madden
Chief Financial and Accounting Officer
PFSweb, Inc.
505 Millennium Drive
Allen, Texas 75013

> **Re:** **PFSweb, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-28275**

Dear Mr. Madden:

We have reviewed your letter dated October 16, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 18, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue and Cost Recognition, page 41

1.	We note your response to prior comment 1 and your statement that "in future filings [you] will include a disclosure that the selling prices are determined based on management's estimates." Please provide us with your proposed disclosure to be included in future filings. Ensure that the proposed disclosure describes the factors considered in determining your best estimate of selling price for each deliverable.

2.   We note your response to prior comment 2 that you believe the contract term serves as the best estimate of the expected relationship term since it is common for contracts to not be renewed beyond the initial term. Tell us what percentage of your customers renewed their contracts beyond the initial term for each year presented to support your assertion that the contract term serves as the best estimate of the expected customer relationship period. In addition, tell us how the average customer life compares to the average contractual period so that we may further evaluate your accounting.

Note 5. Stock and Stock Options

Stock Options, page 49

3.   We have reviewed your response to prior comment 3 and note your disclosure does not explain the reasons why you use the simplified method to determine the expected term for your stock options. Please revise your disclosure to include the reasons why the simplified method was used. Refer to the Interpretive Response to Question 6 of SAB Topic 14.D.2.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Patrick Gilmore
Accounting Branch Chief